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                                                                     Exhibit 4.2
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February 17, 1995

Mr. Sidney E. Wing
President and CEO
Datametrics Corporation
21135 Erwin Street
Woodland Hills, CA 91367

Dear Sid:

As per our recent conversations, we had agreed on a course of action for an interim financing for Datametrics. We agree with the incremental approach.

     1) The following transactions will occur on the later of March 17, 1995 and the effective date of the registration statement described below
          (such date being the "Closing Date").   Cruttenden will exercise the
          existing 170,000 warrants at a price of $3.15 per share. Cruttenden will waive its net issuance rights and contribute the aggregate warrant exercise price of $535,500 to the company. Cruttenden will also formally exercise its demand registration rights on the underlying common shares. As promptly as practicable following execution of this agreement, Datametrics agrees to prepare and file with the SEC a registration statement registering the shares issuable upon exercise of the existing warrants. The parties agree that their intent is to have this registration statement declared effective prior to March 17, 1995. Datametrics shall bear all expenses of this registration, except any underwriting discounts or commissions attributable to sales of the underlying shares and fees and disbursements of counsel (if any) to Cruttenden. Datametrics and Cruttenden shall also take appropriate actions to confirm that the exercise date for the warrants is March 17, 1995.

          Also on the Closing Date, Cruttenden will receive 170,000 new five year warrants. The exercise price will be the closing price on the Closing Date. These warrants will carry similar terms and conditions as the warrants being exercised above, except that Cruttenden will pay for its registration expenses up to $20,000. Any amount in excess of $20,000 for registration expenses will be born 50% to the account of Cruttenden and 50% to the account of Datametrics.

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Mr. Sidney E. Wing
Datametrics Corporation
February 17, 1995
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     2)   In addition, during the term of this agreement, Cruttenden will use its best efforts to arrange senior bank financing for Datametrics in an amount and on terms acceptable to Datametrics. For the introductions and advisory work associated with assembling the financing package and aiding in the negotiations for the senior lending facility, Cruttenden will receive a cash fee of 2% of total credit facility, payable on the closing of such transaction. If the Company introduces the bank, Cruttenden will receive a 1% fee, Cruttenden will not receive a fee, if any one of the following banks are used: Imperial Bank, Union Bank and Wells Fargo.

          The term of this agreement will be the later of 60 days from the execution of this Letter Agreement or April 15, 1995, whichever is later.

If this understanding and Letter Agreement meet with your approval, please execute this original and return one copy to us. Again, thank you for permitting us this opportunity to work with you. Please contact me at (714) 757-5721 if you have any questions or require any further detail about this financing.

Sincerely,                                  Agreed by,

CRUTTENDEN ROTH                             DATAMETRICS CORPORATION

/s/ Byron C. Roth                           /s/ Sidney E. Wing

Byron C. Roth                               Sidney E. Wing
President                                   President and CEO

cc:  Dann V. Angeloff

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